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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2017

Washington DC 406

SEC FILE NUMBER
8-68115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 2400
(No. and Street)

Cleveland (City) | Ohio (State) | 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa | 216-468-6955 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

32125 Solon Road (Address) | Cleveland (City) | Ohio (State) | 44139 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

aicb

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S. Raffa
Signature

Chief Financial Officer
Title

Avery Cohen
Notary Public My commission has no expiration

This report ** contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC as of December 31, 2016. This financial statement is the responsibility of Northcoast Research Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An also audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northcoast Research Partners, LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

BDO USA, LLP
Cleveland, Ohio
February 23, 2017

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2016
ASSETS		
Cash	$	2,250,599
Receivable from related party		18,775
Receivables from customers		145,084
Prepaid expenses		95,941
Equipment and leasehold improvements, net		187,395
	$	2,697,794
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable/accrued expenses	$	70,191
Accrued payroll		543,158
Deferred rent		338,108
TOTAL LIABILITIES		951,457
MEMBER'S EQUITY		1,746,337
	$	2,697,794

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of credit risk
The Company's cash balance is primarily in two financial institution located in Cleveland, Ohio. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from four customers at December 31, 2016 that comprised 72% of the accounts receivable balance.

As of December 31, 2016, the Company had no other significant concentrations of risk.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. At December 31, 2016, management determined that no allowance was necessary.

NOTE B – Summary of significant accounting policies, continued

Equipment and leasehold improvements
Equipment and leasehold improvements consisted of the following at December 31, 2016:

Furniture and fixtures	$ 167,218
Office equipment	299,098
Leasehold improvements	43,907
	510,223
Less accumulated depreciation	(322,828)
	$ 187,395

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures, 3 years for computer equipment, and 10 years for leasehold improvements.

Income taxes
The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2016 and February 23, 2017, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company has entered into a support and services agreement with America Northcoast Securities, Inc. (formerly known as Ancora Partners, LLC), a member of Holdings, whereby America Northcoast Securities, Inc. (Northcoast Securities) provides various administrative and operational support services to the Company.

During 2015, Holdings advanced the Company $260,000, which was recorded as a related party payable at December 31, 2015. The Company repaid the entire advance in 2016.

NOTE D – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE E – Lease commitments

In 2013, Holdings decided to relocate its office space and entered into a non-cancelable ten year operating lease commencing on February 1, 2014. The lease is guaranteed by certain members of Holdings for up to $650,000. This guarantee is reduced by $130,000 after the conclusion of each lease year, and will be reduced to zero upon the conclusion of 5 years.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $196,441 at December 31, 2016, which is recorded as deferred rent on the statement of financial condition.

During 2014, the Company received a tenant improvement allowance of $200,000 from the landlord for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2016 the leasehold allowance, net of accretion, was $141,667 and is included in deferred rent on the statement of financial condition.

During 2016, the landlord asked the Company to relocate its offices to a different floor in the same building at the landlord's expense. The Company and the landlord amended the original operating lease agreement which resulted in a reduction of lease expense commencing upon relocation. The amended lease did not alter the original length of the lease term nor the guarantee amount and the timing of the expiration of the guarantee. The Company anticipates relocation to occur on or about June 1, 2017.

Future minimum lease payments under lease agreements as of December 31, 2016 are as follows:

2017	$ 264,626
2018	249,123
2019	301,440
2020	324,232
2021	326,304
Thereafter	709,465
	$ 2,175,190

NOTE F – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2016 was $63,430. At December 31, 2016, the Company's net capital was $1,299,142 and exceeded the minimum net capital requirement by $1,235,712. The Company's ratio of aggregate indebtedness at December 31, 2016 was .73 to 1.

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

Total member's equity from statement of financial condition	$ 1,746,337
Nonallowable assets:	
Receivables	163,859
Equipment and leasehold improvements, net	187,395
Prepaid expenses	95,941
Total nonallowable assets	447,195
Net capital	$ 1,299,142
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 63,430
Excess net capital	$ 1,235,712
Total aggregate indebtedness	$ 951,457
Percentage of aggregate indebtedness to net capital	73%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2016.

Supplemental Reports

Report of Independent Registered Public Accounting Firm

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Northcoast Research Partners, LLC SEC Rule 15c3-3 Exemption Report, in which (1) Northcoast Research Partners, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Northcoast Research Partners, LLC claimed an exemption from Rule 15c3-3 (k)(2)(ii) (the "exemption provision") and (2) Northcoast Research Partners, LLC stated that Northcoast Research Partners, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Northcoast Research Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northcoast Research Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

BDO USA, LLP
Cleveland, Ohio
February 23, 2017

NORTHCOAST RESEARCH PARTNERS, LLC
SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Northcoast Research Partners, LLC states the following:

Northcoast Research Partners, LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

Northcoast Research Partners, LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2016 without exception.

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

S. Raffa

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 23, 2017